14046123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53651

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ECM Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4740 Peach Street
(No and Street)

Erie	PA	16509
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey W. Evans — 814-868-7551
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Root, Spitznas & Smiley, Inc.
(Name - *if individual state last, first, middle name*)

900 State Street, Suite One	Erie	PA	16501
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey W. Evans, President of Evans Capital Management, Inc. (the parent company of ECM Securities, Inc.) and President of ECM Securities, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ECM Securities, Inc. as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any shareholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jeffrey W. Evans
President

Subscribed and sworn to before me this 20 day of February 2014

Pauline M DeMarall
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
PAULINE M. DEMARALL, NOTARY PUBLIC
ERIE, ERIE COUNTY, PENNSYLVANIA
MY COMMISSION EXPIRES MARCH 24, 2014

This report contains (check all applicable boxes):

x	(a)	Facing page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Changes in Stockholders' Equity
x	(e)	Statement of Cash Flows
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x	(g)	Computation of Net Capital pursuant to Rule 15c3-1
x	(h)	Computation for Determination of Reserve Requirements pursuant to rule 15c3-3.
x	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
x	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x	(o)	Independent auditor's report on internal accounting control.

[redacted]

Root, Spitznas & Smiley, Inc.

Certified Public Accountants

FINANCIAL STATEMENTS AND REPORTS

OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ECM SECURITIES, INC.

(A Wholly Owned Subsidiary of
Evans Capital Management, Inc.)

December 31, 2013 and 2012

C O N T E N T S

Root, Spitznas & Smiley, Inc.
Certified Public Accountants

900 State Street
Suite One
Erie, Pennsylvania 16501-1450

814-453-7731
FAX: 814-455-6799

Michael N. Barko, CPA
J Randolph Gehrlein, CPA
James T. Scavona, CPA

Independent Auditor's Report

Board of Directors
ECM Securities, Inc.
(A wholly owned subsidiary of
Evans Capital Management, Inc.)

Report on the Financial Statements

We have audited the accompanying financial statements of ECM Securities, Inc. (a wholly owned subsidiary of Evans Capital Management, Inc.), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECM Securities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in those schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in those schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Root, Spitznas and Smiley, Inc.

ERIE, PENNSYLVANIA
February 6, 2014

ECM Securities, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2013	2012
ASSETS		
CURRENT ASSETS		
Cash	$22,009	$15,774
Deposit	1,728	353
Accounts receivable	29,097	23,946
Prepaid expenses	20,000	30,000
	$72,834	$70,073
LIABILITIES		
Accounts payable	$ 245	$ 2,700
Total liabilities	245	2,700
STOCKHOLDERS' EQUITY		
Common stock, authorized 50,000 shares of $1 par value, issued 1,000 shares	1,000	1,000
Additional contributed capital	26,500	26,500
Retained earnings	45,089	39,873
	72,589	67,373
	$72,834	$70,073

The accompanying notes are an integral part of these statements.

ECM Securities, Inc.

STATEMENTS OF INCOME

Years ended December 31,

	2013	2012
Revenue		
Commissions	$668,486	$622,029
Miscellaneous	-	-
Total revenue	668,486	622,029
Operating expenses		
Management and support fees	648,800	603,073
Dues, licenses and subscriptions	9,055	10,242
Commissions	420	352
Legal and professional	3,725	2,950
Consulting	1,124	1,124
Office supplies	146	65
Total operating expenses	663,270	617,806
Income before income taxes	5,216	4,223
Income taxes	-	-
NET INCOME	$ 5,216	$ 4,223

The accompanying notes are an integral part of these statements.

ECM Securities, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2013 and 2012

	Common Stock	Additional Contributed Capital	Retained Earnings
Balances at January 1, 2012	$ 1,000	$ 26,500	$ 35,650
Additional capital contributed	-	-	-
Net income	-	-	4,223
Dividends paid to parent company	-	-	-
Balances at December 31, 2012	1,000	26,500	39,873
Additional capital contributed	-	-	-
Net income	-	-	5,216
Dividends paid to parent company	-	-	-
Balances at December 31, 2013	$ 1,000	$ 26,500	$ 45,089

The accompanying notes are an integral part of these statements.

ECM Securities, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2013	2012
Cash flows from operating activities:		
Net income	$ 5,216	$ 4,223
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in deposits	(1,375)	34
(Increase) decrease in accounts receivable	(5,151)	1,603
Decrease (increase) in prepaid expenses	10,000	(30,000)
Decrease in accounts payable	(2,455)	(197)
Net cash provided by (used in) operating activities	6,235	(24,337)
Cash flows from investing activities:		
Dividends paid	-	-
Net cash used in investing activities	-	-
Net increase (decrease) in cash	6,235	(24,337)
Cash at beginning of year	15,774	40,111
Cash at end of year	$ 22,009	$ 15,774

Cash paid during the year for:

	2013	2012
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these statements.

ECM Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Nature of Operations

The Company is a FINRA registered broker/dealer incorporated under the laws of the Commonwealth of Pennsylvania whose business activities relate to the offer and sale of mutual funds, variable annuities and variable life insurance contracts to clients primarily in Northwestern Pennsylvania. The Company was incorporated on July 26, 2001 as a wholly owned subsidiary of Evans Capital Management, Inc.

2. Estimates in Financial Statements

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Income Taxes

The Company has elected to be treated as a "Qualified Subchapter S Subsidiary" corporation for federal income tax purposes. As such, Evans Capital Management, Inc., the parent, will report the income and losses of the Company on its corporate income tax return. Accordingly, no provision has been made by the Company for federal income taxes. The Company is subject to PA Capital Stock Tax.

The Company has adopted the provisions of FASB ASC 740, Income Taxes. FASB ASC 740 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in a tax return. The Company records any related interest expense and penalties, if any, as a tax expense. For the years ended December 31, 2013 and 2012, there were no unrecognized tax benefits or interest and penalty expense incurred. Tax years that remain subject to examination are years 2010 and forward.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

4. Concentration of Credit Risk

The Company maintains cash balances in one financial institution located in Erie, Pennsylvania. The Company's balance does not exceed the federally insured maximum of $250,000, has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company's accounts receivable consist of commissions and trails revenue from various investment companies. Management closely monitors outstanding balances, collection losses have been historically immaterial and management is not aware of any customer disputes or financial difficulties.

5. Cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

6. Date of Management's Review

Management has evaluated subsequent events through February 6, 2014, the date the financial statements were available to be issued.

NOTE B - MANAGEMENT AND SUPPORT FEES

The Company's management and support fees are paid to Evans Capital Management, Inc., the parent company. These fees are in accordance with a management and support agreement as well as an allocation of expenses agreement. According to the agreements, these fees represent the Company's portion of shared expenses and the time and effort of the shareholders of the parent for the ongoing direction of the Company. The shared expenses represent all expenses of the parent and all of its subsidiaries that cannot be easily and directly attributable to any separate company, and are therefore paid by the parent.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $30,182, which was $25,182 in excess of its required net capital of $5,000. The Company's net capital ratio was .008 to 1. At December 31, 2012, the Company had net capital of $13,771, which was $8,771 in excess of its required net capital of $5,000. The Company's net capital ratio was .196 to 1.

NOTE D - SUBSEQUENT EVENT

On January 1, 2014, 100% of the stock of Evans Capital Management Inc., as well as the stock of its subsidiary corporations, including ECM Securities, Inc., was acquired by a third party. The stock purchase agreement calls for an election to be made by both the buyer and seller under IRS Code Section 338(h)(10). The transfer of ownership has been approved by the appropriate regulatory agencies.

SUPPLEMENTAL INFORMATION

ECM Securities, Inc.

COMPUTATION OF NET CAPITAL

Year ended December 31, 2013

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 72,589
Less stockholders' equity not allowable	-
Total stockholders' equity qualified for Net Capital	72,589
Additions	-
Total capital and allowable subordinate liabilities	72,589
Deductions and/or charges:	
Total nonallowable assets	(42,407)
Other additions and/or credits	-
Net capital before haircuts on securities positions	30,182
Haircuts on securities	-
Net Capital	$ 30,182

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$ 245
Additions	-
Total aggregate indebtedness	$ 245
Percentage of aggregate indebtedness to net capital	0.8%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 16
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 25,182
Net capital less 120% of net capital requirement	$ 24,182

No material differences exist between the above computations and those reported on the unaudited FOCUS report.

ECM Securities, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

Year ended December 31, 2013

This schedule is not applicable for ECM Securities, Inc. as it claims a K(1) exemption.

ECM Securities, Inc.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

Year ended December 31, 2013

This schedule is not applicable for ECM Securities, Inc. as it claims a K(1) exemption.

ECM Securities, Inc.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Year ended December 31, 2013

This schedule is not applicable for ECM Securities, Inc. as it claims a K(1) exemption.

Root, Spitznas & Smiley, Inc.
Certified Public Accountants

900 State Street
Suite One
Erie, Pennsylvania 16501-1450

814-453-7731
FAX: 814-455-6799

Michael N. Barko, CPA
J. Randolph Gehrlein, CPA
James T. Scavona, CPA

Independent Auditor's Report on Internal Control Structure

Board of Directors
ECM Securities, Inc.

In planning and performing our audit of the financial statements of ECM Securities, Inc., as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company’s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC’s objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Root, Spitznas and Smiley, Inc.

ERIE, PENNSYLVANIA
February 6, 2014